United States securities and exchange commission logo





                              December 21, 2020

       Daniel Barton
       Chief Executive Officer
       Forian Inc.
       41 University Drive, Suite 400
       Newtown, Pennsylvania 18940

                                                        Re: Forian Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 24,
2020
                                                            File No. 333-250938

       Dear Mr. Barton:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers, page 1

   1. Please include a Q&A discussing the vote required to approve the Helix merger. Include a discussion of the
total voting power held by those parties who have agreed to vote in favor of the proposal
pursuant to voting agreements.
       What will happen in the merger?, page 1

   2. You state here that Helix will be acquired by Forian. Please revise here to clarify that
                                                        Helix will become a
wholly-owned subsidiary of Forian and that former Helix
                                                        stockholders, as a
group, will own 28% of Forian.
 Daniel Barton
FirstName
Forian Inc. LastNameDaniel Barton
Comapany21,
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               2020     Inc.
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3. While we note that this Q&A states that each share of Helix common stock outstanding will be converted into the right to receive 0.02731 shares of Forian common stock, please revise here or in a separate Q&A to more fully discuss what each Helix shareholder will receive as a result of the merger. For example, clarify that a Helix shareholder will only receive shares of Forian common stock (i.e., clarify that no cash will be received as consideration) and discuss the treatment of fractional shares. Summary, page 9

4. Please revise to include a discussion of the private placement that Medical Outcomes
         Research Analytics (MOR) will conduct concurrently with the business combination, including clarification as to whether the private placement has been entered into.
5. Please revise to include a diagram depicting the organizational structure of Forian after the business combination. Include the voting power percentages of the former securityholders of Helix and MOR.
Risk Factors
The certificate of incorporation of Forian contains forum limitations..., page
26

6. You disclose here that the Forian charter provides for an exclusive forum provision;
         however, it appears that this provision is in Forian's bylaws. Please revise to reconcile this inconsistency. Furthermore, please revise your disclosure here and on page 163 to clarify that the provision designating the Delaware Chancery Court as the exclusive forum for certain claims does not apply to claims brought under the Securities Act or the
         Exchange Act, as indicated in Section 14.1 of Forian's bylaws. Additionally, with respect to the provision designating the federal district courts of the District of Delaware as the exclusive forum for claims brought under the Securities Act, please revise your risk factor discussion to highlight potential enforceability concerns arising from the fact that Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
The Merger, page 40

7. In comparative columnar form, disclose historical and pro forma per share data of MOR and historical and equivalent pro forma per share data of Helix in accordance with Item 3,
         Part I.A of Form S-4.
Unaudited Financial Forecast of Helix and Mor, page 55

8. We note your disclosure representing that "the Helix's and MOR forecasts were prepared solely for internal purposes and not with a view toward public disclosure or toward compliance with ... the published guidelines of the SEC". Please fully comply with the guidance under Item 10b(b) of Regulation S-K or omit such forecasts. In accordance with
 Daniel Barton
FirstName
Forian Inc. LastNameDaniel Barton
Comapany21,
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               2020     Inc.
December
Page 3     21, 2020 Page 3
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         Item 10(b)(1) of Regulation S-K, a forecast may be presented however management must have a reasonable basis for its assessment of future performance. When management chooses to include its forecasts in a Commission filing, the accompanying disclosures should facilitate investor understanding of the forecast's underlying assumptions and the presentations limitations in accordance with the guidance of Item 10(b)(3) of Regulation
         S-K.
9. In light of MOR's limited operating history, please explain to us why you believe you have a reasonable basis for presenting financial forecasts beyond one year.
Information Regarding Helix
Legal Proceedings, page 95

10. You disclose that a former Helix employee filed a lawsuit in the United States District
         Court for the District of Colorado alleging violations of the Fair Labor Standards Act on behalf of themselves and other employees. Please clarify the status of this legal proceeding. In this regard, while you state that "the claim is currently in the process of appeal," it is unclear as whether the District Court ruled on the claim and whether Helix or the plaintiff appealed the ruling.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Helix
Results of Operations for the Years Ended December 31, 2019 and 2018
Revenues, page 99

11. In your discussion, you cite two factors as impacting your revenues but provide no quantification of the contribution of each factor nor do you address apparent trends in revenues reported for your operating segments. Please see the guidance provided by
         Section III.D of Release No. 33-6835. Revise your discussions of revenues and costs of revenues for you annual and interim results to quantify the impact of each material factor impacting your results. In this regard, quantify the impact of business acquisitions and organic growth on a consolidated and a reporting segment basis. Include a robust discussion of trends in your segment operations. Address for example how your widely varying advertising expenses impact your segment results.
12. It appears the impact of the COVID-19 pandemic on your revenue generating activities may vary in significance, such as its impact on revenues earned from your private-sector clients as compared to public-sector clients. Please address in your discussion of operations the impact of the pandemic on your operations, including any trends or uncertainties in revenues earned from your various customer bases. Business Overview, page 118

13. You disclose that MOR has developed a patient health information database for the United
         States. Please clarify the sources from which MOR obtains the data that populates this
 Daniel Barton
FirstName
Forian Inc. LastNameDaniel Barton
Comapany21,
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               2020     Inc.
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         database and whether MOR has material agreements with any third-party data providers.
         To the extent MOR has material agreements with third-party data providers, please summarize the agreements and file each as an exhibit.
Information Regarding MOR, page 118

14. Please revise to disclose MOR's current number of customers and clarify whether any customer has accounted for a material portion of MOR's business for the nine months ended September 30, 2020.
Our Offerings, page 119

15. You disclose here that you are developing SaaS analytics business intelligence solutions and data management solutions. Please clarify the current developmental status of these solutions, including a discussion of remaining developmental steps, remaining material developmental costs and when you expect these solutions to be commercially available.
16. On page 125, you disclose that MOR recognized $334,921 in revenue during the nine months ended September 30, 2020 primarily from its data products. Please revise the discussion of MOR's offerings to include a discussion of these data products.
Certain Relationships and Related Party Transactions, page 131

17. We note that you discuss related party transactions for MOR here and for Helix on page
         97. Please ensure you also provide related party disclosure for Forian.
Information Regarding Forian, page 133

18. Please revise to include a discussion of Forian's expected business operations after the business combination. In this regard, discuss whether you expect to continue the historical business operations of both Helix and MOR and, if so, whether and how you expect to integrate the operations of both entities.
Unaudited Pro Forma Condensed Combined Financial Information, page 148

19. Disclose the terms of the MOR private placement, including the number of preferred units of MOR to be issued. Clarify if these preferred units will be converted to stock in the reorganization with Forian.
20. Please revise the pro forma balance sheet to first present MOR (Historical) followed by a column to present the adjustments to give effect to the reorganization with Forian and the
         $13 million private placement of securities. This should be followed by a subtotal column to present MOR/Forian on a pro forma basis before giving effect to the merger with Helix.
Unaudited Pro Form Combined Statement of Operations, page 152

21. Disclose under the MOR historic columns, pro forma per share data of MOR to give effect to the reorganization with Forian.
 Daniel Barton
Forian Inc.
December 21, 2020
Page 5
5. Reverse acquisition and purchase price allocation, page 156

22. We note the fair value of the purchase consideration will be determined based upon the
         Helix closing price per share. In light of the pending private placement of approximately
         26% of MOR, please tell us your consideration of using the per share value of MOR established in this transaction as a basis to value the purchase consideration. Business combination consideration should ordinarily be measured at the fair value of the equity interest issued by the acquirer in accordance with ASC 805-30-30-7.
7. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments, page 159

23. Please expand footnote 7(c) so that your methodology for calculating the incremental amortization adjustments is transparent.
Helix Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-16

24. We note that you provide various services such as your Cannalytics platform, which appears to be dependent on the installation and operation of your BioTrack seed-to-sale platform. We also note that you generate revenue from on-going training, support and software customization service. As your contracts generally include a single performance obligation, tell us the degree to which your revenues are dependent on multi-element contracts and, if material, tell us and disclose how you identify performance obligations and allocate purchase price in multi-element contracts under ASC 606. Medical Outcomes Research Analytics, LLC (MOR) Financial Statements Consolidated Statements of Cash Flows from Inception (May 6, 2019) through December 31,
2019, page F-96

25. Please either revise or reconcile for us the $419,504 of cash used to purchase marketable securities for the period from inception through September 30, 2019, as indicated on page
         F-106, to the purchase of $149,767 disclosed on page F-96. Recognized material declines of fair value of marketable securities should be reported in results of operations as a non-
         operating line-item and addressed in MD&A as appropriate.
Condensed Consolidated Statements of Operations, page F-104
FirstName LastNameDaniel Barton
26. Explain for us why the forecasted statement of operations of MOR for the year ending
Comapany   NameForian
       December         Inc.on page 56, reflects material costs of revenues, a
line-item that is
                 31, 2020,
       absent
December  21,here.
              2020 Page 5
FirstName LastName
 Daniel Barton
FirstName
Forian Inc. LastNameDaniel Barton
Comapany21,
December    NameForian
               2020     Inc.
December
Page 6     21, 2020 Page 6
FirstName LastName
Item 21. Exhibits and Financial Statement Schedules, page II-2

27. Please ensure you include all of the exhibits required by Item 601 of Regulation S-K, such as the voting agreement and material agreements required by Item 601(b)(10) of
         Regulation S-K.
General

28.      Please include a form of the proxy card with your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Darrick Mix, Esq.